FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated October 3, 2025

Item 1

Banco Santander, S.A. (“Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

The rating agency Moody’s Investors Service (“Moody’s”), following the upgrade of Spain’s government bond rating from Baa1 to A3/Stable, and the Macro Profile for Spain from Strong to Strong +, which lifted the constraining factor for Santander rating, has raised the Bank’s long-term deposit and senior debt ratings from A2 to A1 (stable), and the rating of the three covered bond programs (Public Sector, Mortgage and Export finance) to Aaa from Aa1.

Furthermore, Moody’s affirms Santander's baa1 Baseline Credit Assessment (BCA) reflecting its assessment of the Bank’s operating environment and broad diversification, combined with a strong track record of low earnings volatility and improved capital levels, as well as its diversified funding structure and ample liquidity buffers.

Boadilla del Monte (Madrid), 3 October 2025

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 3, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance